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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                METROCALL, INC.
                                ----------------
                                (Name of Issuer)

                          COMMON STOCK $.01 PAR VALUE
                         -----------------------------
                         (Title of Class of Securities)

                                   591647102
                                 -------------
                                 (CUSIP Number)

                                Thomas W. White
                           Wilmer, Cutler & Pickering
                              2445 M Street, N.W.
                          Washington, D.C. 20037-1420
                                 (202) 663-6000
                                 --------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 8, 1997
                                 --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.  591647102                                          PAGE 2 OF 42 PAGES
--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T Dated
            8/28/68 for Juliet Lea Hillman
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY
--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
        NUMBER OF                        0
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER
        OWNED BY
          EACH                        10,878,624
        REPORTING         ------------------------------------------------------
         PERSON           9        SOLE DISPOSITIVE POWER
          WITH
                                      14,130
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,130
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [X]

            Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.05%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                          PAGE 3 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated
            8/28/68 for Audrey Hilliard Hillman
            25-6094896
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

            OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                     14,130
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            14,130
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

            Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.05%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

            OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                          PAGE 4 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated 8/28/68 for Henry Lea Hillman, Jr.
             25-6094897
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Pennsylvania
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                     14,130
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,130
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.05%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                          PAGE 5 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              C.G. Grefenstette and Thomas G. Bigley, Trustees U/A/T dated 8/28/68 for William Talbott Hillman
              25-6094899
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Pennsylvania
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                           0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
         WITH             9        SOLE DISPOSITIVE POWER

                                     14,130
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,130
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.05%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                          PAGE 6 OF 42 PAGES

--------------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees of the Henry L. Hillman Trust U/A dated November 18, 1985 18-2145466
--------------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3       SEC USE ONLY

--------------------------------------------------------------------------------
 4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Pennsylvania
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                     42,391
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                     1,154,185
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,196,576
--------------------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*      [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the voting Agreement
--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.1%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*
             OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                          PAGE 7 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             C.G. Grefenstette, as Trustee for Various Trusts
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER
                                         0
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                     1,253,096
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,253,096
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes 11,900 shares owned in his individual capacity and shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.3%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                          PAGE 8 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Thomas G. Bigley, as Trustee for Various Trusts
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER
                                         0
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                      56,520
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             56,520
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                          PAGE 9 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Henry L. Hillman, as Trustee for the Henry L. Hillman Trust
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER
                                         0
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                     1,196,576
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,196,576
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 10 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Elsie Hilliard Hillman, as Trustee for the Henry L. Hillman Trust
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER
                                         0
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER

                                     1,196,576
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,196,576
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 11 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Wilmington Securities, Inc.
             51-0114700
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      1,154,185
                          ------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,154,185
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 12 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             William L. Collins, III
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      379,554
                          ------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             379,554
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes 305 shares owned by William L. Collins, Jr. and shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.3%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 13 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Harry L. Brock, Jr.
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

              OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      3,663,710
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              3,663,710
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

              Excludes 215,000 shares held by Suzanne S. Brock and shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              12.5%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 14 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Suzanne S. Brock
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      215,000
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             215,000
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes 3,663,710 shares beneficially owned by Harry L. Brock, Jr. and shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.7%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 15 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Ronald V. Aprahamian
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
                          7        SOLE VOTING POWER
        NUMBER OF                        0
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8        SHARED VOTING POWER
        OWNED BY
          EACH                        10,878,624
        REPORTING         ------------------------------------------------------
         PERSON           9        SOLE DISPOSITIVE POWER
          WITH
                                      56,000
                          ------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             56,000
 -------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement.
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 16 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Francis A. Martin, III
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                           0
      BENEFICIALLY        ------------------------------------------------------
       OWNED BY           8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                     67,000
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                          0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             67,000
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 17 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Ray Russenberger
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                      10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                       2,144,448
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,144,448
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.4%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 18 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Elliot H. Singer
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                     10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                      1,025,797
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,025,797
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*     [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.5%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  591647102                                         PAGE 19 OF 42 PAGES

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             UBS Capital LLC

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS*

             OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
        NUMBER OF         7        SOLE VOTING POWER
         SHARES                          0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          8        SHARED VOTING POWER
          EACH
        REPORTING                    10,878,624
         PERSON           ------------------------------------------------------
          WITH            9        SOLE DISPOSITIVE POWER

                                     2,074,019
                          ------------------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                         0
--------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,074,019
--------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*    [X]

             Excludes shares for which the only basis for asserting beneficial ownership is the Voting Agreement
--------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.9%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*

             00
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D                                                 PAGE 20 OF 42 PAGES


ITEM 1.  SECURITY AND ISSUER.

        This Statement relates to the common stock, $.01 par value (the "Common Stock") of Metrocall, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 6677 Richmond Highway, Alexandria, Virginia 22306.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of the following persons who are collectively referred to as the "Reporting Persons" (except for those persons for which information has been required to be provided pursuant to General Instruction C of Schedule 13D, which is contained in Exhibit 99.2 attached hereto and Exhibit 99.3 attached hereto).

         The parties comprising the Reporting Persons are filing this Statement jointly as they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, solely as a result of the Voting Agreement described in Item 4 below. A joint filing agreement among the Reporting Persons is attached hereto as Exhibit 99.1. ProNet Inc. ("ProNet") may also be deemed to be a part of this "group"; however, the Reporting Persons understand that ProNet has filed or will file a separate Statement on Schedule 13D.

         Trust for Juliet Lea Hillman dated 8/28/68 ("JLH Trust") (C.G.Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the JLH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

         Trust for Audrey Hilliard Hillman dated 8/28/68 ("AHH Trust") (C.G. Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the AHH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

         Trust for Henry Lea Hillman, Jr. dated 8/28/68 ("HLHJR Trust") (C.G.Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the HLHJR Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

         Trust for William Talbott Hillman dated 8/28/68 ("WTH Trust") (C.G. Grefenstette and Thomas G. Bigley, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the WTH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania, 15219.

         The Henry L. Hillman Trust dated November 18, 1985 (the "HLH Trust") (Henry L. Hillman, Elsie Hilliard Hillman and C.G. Grefenstette, Trustees) is a Pennsylvania trust engaged in diversified investments and operations. The principal business and office of the HLH Trust is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. The principal business and office of each of Henry L. Hillman, Elsie Hilliard Hillman, and C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219.

SCHEDULE 13D                                                 PAGE 21 OF 42 PAGES


         Wilmington Securities, Inc. ("Wilmington Securities") is a Delaware corporation and a wholly-owned subsidiary of Wilmington Investments, Inc., which is a wholly-owned subsidiary of The Hillman Company. Wilmington Securities is engaged in diversified investments and operations. The principal business and office of Wilmington Securities is located at 824 Market Street, Suite 900, Wilmington, Delaware 19801.

         C.G. Grefenstette is Chairman of the Board and Director of The Hillman Company and Trustee for the JLH Trust, the AHH Trust, the HLHJR Trust, the WTH Trust and the HLH Trust. The principal business and office of C.G. Grefenstette is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. C.G. Grefenstette is a United States citizen.

         Thomas G. Bigley is a retired Managing Partner of Ernst & Young. He is Trustee for the JLH Trust, the AHH Trust, the HLHJR Trust, and the WTH Trust. The principal business and office of Thomas G. Bigley is located at One Oxford Centre, 28th Floor, Pittsburgh, Pennsylvania 15219. Mr. Bigley is a United States citizen.

         Henry L. Hillman is Chairman of the Executive Committee and Director of The Hillman Company and Trustee of the HLH Trust. The principal business and office of Henry L. Hillman is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. Henry L. Hillman is a United States citizen.

         Elsie Hilliard Hillman is a Director of The Hillman Company and Trustee of the HLH Trust. The principal business and office of Elsie Hilliard Hillman is located at 2000 Grant Building, Pittsburgh, Pennsylvania 15219. Elsie Hilliard Hillman is a United States citizen.

         William L. Collins, III is Vice Chairman of the Board of Directors, a Director, President, and Chief Executive Officer of the Issuer. The principal business and office of William L. Collins is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Collins is a citizen of the United States.

         Harry L. Brock, Jr. is a Director of the Issuer. The principal business and office of Harry L. Brock is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Brock is a citizen of the United States.

         Suzanne S. Brock is a Director of the Issuer. The principal business and office of Suzanne S. Brock is located at 314 South St. Asaph Street, Alexandria, Virginia 22314. Mrs. Brock is a citizen of the United States.

         Ronald V. Aprahamian is a Director of the Issuer. The principal business and office of Ronald V. Aprahamian is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Aprahamian is a citizen of the United States.

         Francis A. Martin, III is a Director of the Issuer. The principal business and office of Francis A. Martin, III is located at U.S. Media Group, Inc., 275 Battery Street, Suite 1850, San Francisco, California, 94111-3335. Mr. Martin is a citizen of the United States.

         Ray Russenberger is a Director of the Issuer. The principal business and office of Ray Russenberger is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Russenberger is a citizen of the United States.

         Elliot H. Singer is a Director of the Issuer. The principal business and office of Elliot H. Singer is located at 6677 Richmond Highway, Alexandria, Virginia 22306. Mr. Singer is a citizen of the United States.

         Unless otherwise stated above, information concerning the name, position, and business address of each executive officer and director of the foregoing Reporting Persons and the persons controlling such Reporting Persons, if any, is set forth in Exhibit 99.2 attached hereto.

SCHEDULE 13D                                                 PAGE 22 OF 42 PAGES


         During the last five years, none of the foregoing Reporting Persons nor, to the best of their knowledge, any person named in Exhibit 99.2 to this
Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         UBS Capital LLC ("UBS") is a limited liability company organized under the laws of the state of Delaware. UBS hereby incorporates by reference the information set forth in Item 2 of the statement on Schedule 13D filed by UBS on December 27, 1996, and Appendix 1 thereto, as revised. A copy of the pertinent pages of this document, including Appendix 1 thereto, as revised, is included as Exhibit 99.3 hereto and incorporated by reference herein.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons are filing this statement on Schedule 13D as a result of their entrance into the Voting Agreement attached hereto as Exhibit
99.4 and not as a result of any acquisition of Common Stock by the Reporting Persons. Recent acquisitions of Common Stock by Mrs. Suzanne S. Brock, as set forth in Item 5 herein, were made using personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Pursuant to a Stockholders Voting Agreement among ProNet and the Reporting Persons dated as of August 8, 1997 ("Voting Agreement"), each of the Reporting Persons has agreed to vote in favor of (i) approval of the merger of ProNet with and into the Issuer pursuant to an Agreement and Plan of Merger between ProNet and the Issuer ("Merger Agreement") dated August 8, 1997 (the "Merger Proposal"), and (ii) a proposed amendment to the Issuer's certificate of incorporation to increase the number of authorized shares of Common Stock to 80,000,000 (the "Amendment Proposal"). The Issuer's Board of Directors has adopted resolutions recommending and approving the Merger Proposal and the Amendment Proposal (the "Proposals") and directing that they be submitted to the stockholders of the Issuer at a special stockholders meeting (the "Meeting").

         The Voting Agreement obligates each Reporting Person to vote all shares owned by such Reporting Person at the time of the Meeting in favor of the Proposals, and grants an irrevocable proxy to ProNet to vote such shares in favor of the Proposals, if such Reporting Person does not do so. The Voting Agreement places certain restrictions on the Reporting Persons' right to transfer shares of Common Stock subject to the Voting Agreement, provided that some shares owned by certain Reporting Persons are excepted from these restrictions.

         The Reporting Persons entered into the Voting Agreement as a condition to ProNet's willingness to enter into the Merger Agreement. Pursuant to the Merger Agreement, ProNet will be merged into the Issuer, and each share of ProNet common stock will be converted into 0.9 fully paid and non-assessable shares of Common Stock, subject to certain adjustments.

         The purpose of the Amendment Proposal is to increase the number of authorized and unissued and unreserved shares of Common Stock in order to provide shares of Common Stock for issuance as consideration for ProNet's shares of common stock in the Merger and to authorize additional unissued shares for future corporate purposes.

         The description of the Voting Agreement is not necessarily complete, and reference is made to the copy of the Voting Agreement, which is incorporated by reference into Exhibit 99.4 hereto. Reference is also made to the Merger Agreement, which is incorporated by reference into Exhibit 99.5 hereto.

SCHEDULE 13D                                                 PAGE 23 OF 42 PAGES



 ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The following table sets forth the beneficial ownership of shares of the Issuer's Common Stock by (a) each Reporting Person and (b) each person for whom information has been required to be provided pursuant to General Instruction C of Schedule 13D who beneficially owns Common Stock. The table below excludes shares that may be acquired upon exercise of options that are not currently exercisable or exercisable within 60 days. As of August 1, 1997, there were 29,146,436 shares of the Issuer's Common Stock outstanding. In the aggregate, the Reporting Persons beneficially own 10,878,624 (including shares obtainable upon exercise of options or warrants that are exercisable within 60 days), over which they exercise shared voting power pursuant to the Voting Agreement. These shares represent approximately 35.6% of the Common Stock of the Issuer (including for purposes of this calculation options or warrants held by the Reporting Persons and exercisable within 60 days). Except for shared rights to vote pursuant to the Voting Agreement and as otherwise noted, each person has sole voting and dispositive control over the shares identified below. Each Reporting Person disclaims beneficial ownership of those shares for which the only basis for asserting beneficial ownership is the Voting Agreement.

                                                                Aggregate Number of      Percentage of Class
                  Name                                                 Shares                 of Shares
---------------------------------------                       -----------------------  ---------------------
JLH Trust                                                            14,130                  0.05%

AHH Trust                                                            14,130                  0.05%

HLHJR Trust                                                          14,130                  0.05%

WTH Trust                                                            14,130                  0.05%

HLH Trust(1)                                                      1,196,576                  4.1%

C.G. Grefenstette(2)                                              1,253,096                  4.3%

Thomas G. Bigley(3)                                                  56,520                  0.2%

Henry L. Hillman(1)                                               1,196,576                  4.1%

Elsie Hilliard Hillman(1)                                         1,196,576                  4.1%

Wilmington Securities, Inc.(4)                                    1,154,185                  4.0%

William L. Collins, III(5)                                          379,554                  1.3%

Harry L. Brock, Jr.(6)                                            3,663,710                 12.5%

Suzanne S. Brock(7)                                                 215,000                  0.7%

Ronald V. Aprahamian(8)                                              56,000                  0.2%

Francis A. Martin, III (9)                                           67,000                  0.2%

Ray Russenberger(10)                                              2,144,448                  7.4%

SCHEDULE 13D                                                 PAGE 24 OF 42 PAGES


 Elliot H. Singer(11)                                 1,025,797     3.5%

 UBS Capital LLC(12)                                  2,074,019     6.9%




-----------------------
(1) Includes: (a) 1,154,185 shares held of record by Wilmington Securities, Inc. and with respect to which HLH Trust shares voting and dispositive power with Mr. and Mrs. Hillman, Wilmington Securities, Inc. and Mr. Grefenstette as a result of their control of The Hillman Company, of which Wilmington Securities, Inc. is an indirect, wholly-owned subsidiary; and (b) 42,391 shares held of record by the HLH Trust and with respect to which Mr. and Mrs. Hillman share voting and dispositive power with Mr. Grefenstette as a result of their position as co-trustees of the HLH Trust.

(2) Includes: (a) 1,154,185 shares held of record by Wilmington Securities, Inc. and with respect to which Mr. Grefenstette shares voting and dispositive power with Wilmington Securities, Inc. and Mr. and Mrs. Hillman as a result of their control of The Hillman Company, of which Wilmington Securities, Inc. is an indirect, wholly-owned subsidiary; (b) 42,391 shares held of record by the HLH Trust and with respect to which Mr. Grefenstette shares voting and dispositive power with Mr. and Mrs. Hillman as a result of his position as co-trustee of the HLH Trust; and (c) 56,520 shares held by the JLH Trust, the AHH Trust, the HLHJR Trust, and the WTH Trust with respect to which Mr. Grefenstette shares voting and dispositive power with Mr. Bigley as a result of his position as co-trustee of these trusts. Excludes 11,900 shares held by Mr. Grefenstette in his individual capacity which are not subject to the Voting Agreement.

(3) Includes 56,520 shares held by the JLH Trust, the AHH Trust, the HLHJR Trust, and the WTH Trust with respect to which Mr. Bigley shares voting and dispositive power with Mr. Grefenstette as a result of his position as co-trustee of these trusts.

(4) Wilmington Securities shares voting and dispositive power with Messrs. Grefenstette and Hillman and Mrs. Hillman as a result of their control of The Hillman Company, of which Wilmington Securities, Inc. is an indirect, wholly-owned subsidiary.

(5) Includes: (a) 19,396 shares held by USA Telecommunications, Inc. with respect to which Mr. Collins shares voting and dispositive power as a result of his control with respect to that company; (b) 492 shares held by Collins & Clarke First Page Investment Partnership, with respect to which Mr. Collins shares voting and dispositive power as a result of his control with respect to that company; and (c) 11,846 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. Excludes 305 shares owned by William L. Collins, Jr., with respect to which Mr. Collins disclaims beneficial ownership.

(6) Includes 127,510 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. Excludes 215,000 shares beneficially owned by Mrs. Brock, with respect to which Mr. Brock disclaims beneficial ownership.

(7) Includes 5,000 shares that may be acquired upon exercise of options that are currently exercisable or excercisable within 60 days. Excludes 3,663,710 shares beneficially owned by Mr. Brock, with respect to which Mrs. Brock disclaims beneficial ownership.

(8) Includes 16,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

SCHEDULE 13D                                                 PAGE 25 OF 42 PAGES


(9) Includes 17,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(10) Includes 15,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(11) Includes 156,452 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days.

(12) Includes 1,088,654 shares that may be acquired upon exercise of warrants that are currently exercisable or exercisable within 60 days.
Includes 15,000 shares that may be acquired upon exercise of options that are currently exercisable or exercisable within 60 days. Excludes shares of Common Stock which may be acquired upon conversion of preferred shares that are not currently convertible or convertible within 60 days.

     Mr. Harry L. Brock, Jr. purchased 50,000 shares of Common Stock through a broker from June 10, 1997 through June 17, 1997 at a price between $5.04 and $5.75. Mrs. Suzanne S. Brock purchased 4,000 shares of Common Stock through a broker on June 17, 1997 at a price of $5.00 per share. Except as set forth in the Schedule 13D filed by UBS Capital LLC on December 27, 1996, and subsequent amendments thereto, the Reporting Persons and the persons listed as required by General Instruction C have not effected any other transaction in the Issuer's Common Stock within the last 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Other than the Voting Agreement and the agreements identified in Item
6 of the statement on Schedule 13D filed by UBS on December 27, 1996, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer. A description of the material terms of the agreements identified in
Item 6 of the statement on Schedule 13D filed by UBS on December 27, 1996 is incorporated herein by reference to a Form 8-K filed by the Issuer on November 21, 1996, to which the agreements are attached as exhibits.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1 Agreement relating to the filing of joint statements as required by Rule 13d-1(f)(1) of the Securities
                          Exchange Act of 1934, as amended.

Exhibit 99.2 Information Regarding Executive Directors and Officers of Wilmington Securities, Inc. and The Hillman Company

Exhibit 99.3              Item 2 and Appendix 1 from the Statement on Schedule
                          13D filed by UBS Capital LLC on December 27, 1996.

Exhibit 99.4              Stockholders Voting Agreement among ProNet and
                          Reporting Persons, dated as of August 8, 1997
                          (incorporated by reference to Issuer's Current Report on Form 8-K filed August 12, 1997).

Exhibit 99.5              Agreement and Plan of Merger between the Issuer and
                          ProNet, dated as of August 8, 1997 (incorporated by reference to Issuer's Current Report on Form 8-K filed
                          August 12, 1997).

SCHEDULE 13D                                                 PAGE 26 OF 42 PAGES


                                  SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement on
Schedule 13D is true, complete and correct.


Dated: August __, 1997

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               FOR JULIET LEA HILLMAN

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               FOR AUDREY HILLIARD HILLMAN

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               FOR HENRY LEA HILLMAN, JR.

                               C.G. GREFENSTETTE AND THOMAS G.
                               BIGLEY, TRUSTEES U/A/T DATED 8/28/68
                               WILLIAM TALBOTT HILLMAN



                               By:     /s/ C.G. GREFENSTETTE
                                       --------------------------
                                       C.G. Grefenstette, Trustee



                               By:     /s/ THOMAS G. BIGLEY
                                       --------------------------
                                       Thomas G. Bigley, Trustee



                               HENRY L. HILLMAN, ELSIE HILLIARD
                               HILLMAN AND C.G. GREFENSTETTE,
                               TRUSTEES OF THE HENRY L. HILLMAN
                               TRUST U/A DATED NOVEMBER 18, 1985



                               By:     /s/ C.G. GREFENSTETTE
                                       --------------------------
                                       C.G. Grefenstette, Trustee

SCHEDULE 13D                                                 PAGE 27 OF 42 PAGES


                               WILMINGTON SECURITIES, INC.


                               By:     /s/ DARLENE CLARKE
                                       --------------------------
                                       Darlene Clarke
                               Title: Vice President, Chief Financial Officer and Treasurer



                               /s/ WILLIAM L. COLLINS, III
                               --------------------------
                               William L. Collins, III



                               /s/ HARRY L. BROCK, JR.
                               --------------------------
                               Harry L. Brock, Jr.



                               /s/ SUZANNE S. BROCK
                               --------------------------
                               Suzanne S. Brock

SCHEDULE 13D                                                 PAGE 28 OF 42 PAGES





                             /s/ RONALD V. APRAHAMIAN
                             --------------------------
                             Ronald V. Aprahamian


                             /s/ FRANCIS A. MARTIN, III
                             --------------------------
                             Francis A. Martin, III


                             /s/ RAY RUSSENBERGER
                             --------------------------
                             Ray Russenberger


                             /s/ ELLIOT H. SINGER
                             --------------------------
                             Elliot H. Singer

                             UBS CAPITAL LLC



                             By:   /s/ MICHAEL GREENE
                             --------------------------
                                       Michael Greene


                             By:   /s/ MARC A. UNGER
                             --------------------------
                                       Marc A. Unger

SCHEDULE 13D                                                 PAGE 29 OF 42 PAGES


                                 Exhibit Index





Exhibit                                                                                                             Page
------------------------------------------------------------------------------------------------------------------
Exhibit 99.1                      Agreement relating to the filing of  joint statements as required by Rule          30
                                  13d-1(f)(1) of the Securities Exchange Act of 1934, as amended.

Exhibit 99.2                      Information Regarding Executive Directors and Officers of Wilmington               33
                                  Securities, Inc. and The Hillman Company

Exhibit 99.3                      Item 2 from the Statement on Schedule 13D filed by UBS Capital LLC on              36
                                  December 27, 1996, and Appendix 1 thereto, as revised.

Exhibit 99.4                      Stockholders Voting Agreement among ProNet and Reporting Persons, dated as of August 8, 1997 (incorporated by reference to Issuer's Current
                                  Report on Form 8-K filed August 12, 1997).

Exhibit 99.5                      Agreement and Plan of Merger between the Issuer and ProNet, dated as of
                                  August 8, 1997 (incorporated by reference to Issuer's Current Report on
                                  Form 8-K filed August 12, 1997).